Exhibit 99.1

ioneer appoints Stephen Gardiner to the Board
as Non-Executive Director

Stephen brings over forty years of corporate finance experience at major companies listed on the ASX

Friday, 29 July 2022 – ioneer Ltd (ioneer or the Company) (ASX: INR, NASDAQ: IONR), an emerging lithium–boron supplier, is pleased to announce the appointment of Stephen Gardiner as an independent non-executive Director to its Board, effective 25 August 2022.

Stephen Gardiner has over forty years of corporate finance experience at major international companies listed on the ASX, culminating in 17 years at Oil Search Limited including eight years as Chief Financial Officer.

While at Oil Search, Stephen covered a range of executive responsibilities including corporate finance and control, treasury, tax, audit and assurance, risk management, investor relations and communications, ICT and sustainability. He also served as Group Secretary for ten years while performing his finance roles.

Prior to Oil Search, Stephen held senior corporate finance roles at major multinational companies including CSR Limited and Pioneer International Limited, including being based in the US for a period.

Stephen has particular strength in capital management and funding, both debt and equity, having raised many billions of dollars, including via structured financings such as working on the landmark US$15 billion PNG LNG Project financing, the largest ever financing of its type at the time.

Stephen will chair the Audit & Risk Committee and be a member of the Nomination & Remuneration Committee, roles vacated by Julian Babarczy on his retirement.

ioneer Executive Chairman, James Calaway, said:

“We are delighted to welcome Stephen to the ioneer Board. We look forward to him contributing to the Board through his deep understanding of corporate finance and the capital markets. Stephen’s agreement to join the Board will provide an immediate benefit to shareholders at a time when ioneer is focused on finalising debt agreements for the development of Rhyolite Ridge.”

Stephen Gardiner said:

“I am excited to be joining a company with a mission to provide the materials necessary for the electrification of transportation in the US and to be involved in the transition to greener energy sources. I am looking forward to working with ioneer’s Board and Management in pursuing the development of Rhyolite Ridge and further growth opportunities for the benefit of all stakeholders.”

This ASX release has been authorised by ioneer Executive Chairman, James Calaway.

--ENDS--

ioneer Ltd. (ASX: INR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: ioneer.com ABN: 76 098 564 606

Contacts:

Bernard Rowe	Alex Cowie	Matt Dempsey
ioneer Ltd	NWR Communications	FTI Consulting
Managing Director	Investor & Media Relations (Australia)	Investor & Media Relations (USA)
T: +61 419 447 280	T: +61 412 952 610	T: +1 202 316 9609
browe@ioneer.com	alexc@nwrcommunications.com.au	matt.dempsey@fticonsulting.com

ABOUT IONEER

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits worldwide. The Definitive Feasibility Study (DFS)1 completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 20212, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project. ioneer will be the operator of the Project, which is expected to come onstream in 2025.

1 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.
2 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021

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